Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(Unaudited)

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands, except ratios)
Earnings (Loss):
Net income (loss)	$50,953	$49,342	$(153,791)	$(740)	$(13,264)
Add: Fixed Charges	54,329	31,026	13,228	2,558	853
Add: Amortization of capitalized interest	594	883	7,119	460	178
Less: Interest capitalized	(4,347)	(3,284)	(1,946)	(818)	(633)
Net income (loss), as adjusted	$101,529	$77,967	$(135,390)	$1,460	$(12,866)
Fixed Charges:
Total interest expensed	$28,851	$14,130	$1,992	$682	$500
Amortization of financing costs	3,067	2,322	224	248	283
Estimated interest portion of operating leases	220	146	124	53	70
Dividends on preferred stock(1)	22,191	14,428	10,888	1,575	—
Total fixed charges	$54,329	$31,026	$13,228	$2,558	$853
Fixed Charges and Fixed Charge Ratio:
Earnings (deficiency) to fixed charges	$47,200	$46,941	$(148,618)	$(1,098)	$(13,719)
Earnings to fixed charges ratio	1.9x	2.5x	—	—	—
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(1)	Computed as the dividend requirement divided by (1 minus the statutory tax rate).